SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.         English translation of a letter dated March 26, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, March 26, 2019

Comisión Nacional de Valores

RE.: Telecom Argentina S.A.

Relevant Matter

Dear Sirs,

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (the “Company”), as an update to the Relevant Matter submitted on October 8, 2018 through the Autopista de la Información Financiera (ID No 4-591409-D) and related to the loan agreement for an amount up to US$ 500,000,000 and with a 48-month tenor which the Company has entered into with Citibank, N.A., HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander S.A., as lenders, Citibank N.A., HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander S.A., as joint bookrunners and lead arrangers, Citibank N.A., as administrative agent and the Branch of Citibank N.A., established in the Republic of Argentina, as onshore custody agent (the “Loan”).

In this regard, we inform you that yesterday the Company partially prepaid the Loan for an amount of US$ 100,000,000 (plus the corresponding compensatory interest accrued).

Sincerely,

Telecom Argentina S.A.

/s/ Gabriel P. Blasi
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 26, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations